UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On March 8, 2013 Husky Energy Inc. issued a press release announcing that it continued to add more proved reserves compared to production in 2012, reflecting increased heavy oil recovery from its thermal projects and final regulatory approval of the Liwan Gas Project in the Asia Pacific Region. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statement on Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: March 11, 2013		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy Reserves Replacement Reflects Consistent Growth

Highlights:

•	Average proved two-year reserves replacement ratio of 175 percent, excluding economic revisions

•	1.2 billion barrels of oil equivalent (boe) total proved reserves before royalties

•	Reserves life index of 10.8 years, up from 10.3 in 2011

Calgary, Alberta (March 8, 2013) – Husky Energy continued to add more proved reserves compared to production in 2012, reflecting increased heavy oil recovery from its thermal projects and final regulatory approval of the Liwan Gas Project in the Asia Pacific Region.

Reserves growth has consistently outpaced production, with an average proved reserves replacement ratio over the past two years of 175 percent. Including economic revisions, the average proved two-year reserves replacement ratio was 149 percent, ahead of the five-year average target of 140 percent per year.

The Company is adding to its reserves while continuing to advance a rich pipeline of projects as it targets an annual production growth rate of five to eight percent through 2017.

At year end 2012, Husky had total proved reserves before royalties of 1.2 billion boe, probable reserves of 1.7 billion boe and best estimate contingent resources of 13.1 billion boe. The Company’s Oil Sands portfolio was responsible for 11.6 billion boe of the best estimate contingent resources total.

2012 Reserves Reconciliation(1)
	Proved			Probable	TOTAL
	Developed	Undeveloped	Total
Dec. 31, 2011	757	415	1,172	1,679	2,851
Production	(110)	0	(110)	0	(110)
Acquisitions	1	0	1	0	1
Divestitures	(1)	0	(1)	0	(1)
Additions (2)	25	107	132	84	216
Transfers	44	(44)	0	(20)	(20)
Technical Revisions	30	(8)	22	(6)	16
Economic Revisions	(17)	(7)	(24)	(14)	(38)
Dec. 31, 2012	729	463	1,192	1,723	2,915

*	Reserves are based on Canadian National Instrument 51-101 (NI 51-101) rules, which require the use of year-end forecast prices.
(1)	Figures are represented in millions of barrels of oil equivalent
(2)	Additions = Discoveries + Extensions + Improved Recovery

SELECT HIGHLIGHTS:

Foundation

•	Improved recovery and expansion of heavy oil thermal projects, including the new Pikes Peak South and Paradise Hill developments, added 13 million boe in proved reserves.

•	Additional drilling locations at the liquids-rich gas Ansell project resulted in the booking of an additional 27 million boe of natural gas and natural gas liquids in proved reserves.

•	In total, proved reserves in Western Canada, including Heavy Oil but excluding Oil Sands, were 850 million boe as of December 31, 2012.

Growth Pillars

•

Following final regulatory approval of the Overall Development Plan by the Government of China, the initial booking of reserves for the deepwater Liwan Gas Project added 51 million boe of natural gas and natural gas liquids in proved undeveloped reserves.

•

The Sunrise Energy Project has estimated reserves of 3.7 billion barrels of bitumen (0.36 proved, 2.48 probable and 0.86 possible billion barrels) as of December 31, 2012. Husky has a 50 percent working interest in the reserves.

A full reporting of the Company’s oil and natural gas reserves data for the year ended December 31, 2012 has been included in the Annual Information Form (AIF), which was filed with securities regulators on March 8, 2013 on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), and the U.S. Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. It may be accessed electronically at www.sedar.com and www.sec.gov. Both the Canadian and U.S. disclosure documents may also be accessed electronically from Husky’s website at www.huskyenergy.com

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Mel Duvall Corporate Communications Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this document are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended.

The forward-looking statements contained in this document are forward-looking and not historical facts. Such forward-looking statements are based on the Company’s current expectations, estimates, projections and assumptions that were made by the Company in light of its experience and its perception of historical trends. Further, such forward-looking statements are subject to risks, uncertainties and other factors, some of which are beyond the Company’s control and difficult to predict. Accordingly, these factors could cause actual results or outcomes to differ materially from those expressed or projected in the forward-looking statements. Some of the forward-looking statements and information may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to, with respect to the business, operations and results of the Company generally: the Company’s target five-year average reserves replacement ratio; and the Company’s target annual growth rate through 2017.

In addition, statements relating to “reserves” and “resources” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves or resources described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of reserves and resources and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary from reserves, resources and production estimates.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2012 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Disclosure of Oil and Gas Information

Unless otherwise specified, reserves and resources estimates represent Husky’s share and are given with an effective date of December 31, 2012. The Company uses the term barrels of oil equivalent (“boe”), which is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

The Company has disclosed best-estimate contingent resources in this document. Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters, or a lack of markets. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

Best estimate as it relates to resources is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. Estimates of contingent resources have not been adjusted for risk based on the chance of development. There is no certainty as to the timing of such development. For movement of resources to reserves categories, all projects must have an economic depletion plan and may require, among other things: (i) additional delineation drilling and/or new technology for unrisked contingent resources; (ii) regulatory approvals; and (iii) company approvals to proceed with development.

Specific contingencies preventing the classification of contingent resources at the Company’s oil sands properties as reserves include further reservoir studies, delineation drilling, facility design, preparation of firm development plans, regulatory applications and company approvals. Development is also contingent upon successful application of SAGD and/or Cyclic Steam Stimulation (CSS) technology in carbonate reservoirs at Saleski, which is currently under active development. Positive and negative factors relevant to the estimate of oil sands resources include a higher level of uncertainty in the estimates as a result of lower core-hole drilling density.

Best estimate contingent resources of 13.1 billion boe is comprised of 12.0 billion barrels of oil and 6.6 tcf of natural gas. Of the total, 10.8 billion boe was economic at year-end 2012. Contingent resources are reported as the working interest volumes and Husky’s working interest varies in the properties. The properties assigned contingent resources are Western Canada gas resource plays and EOR projects, Lloydminster thermal projects, Northwest Territories conventional gas, oil sands, East Coast offshore and Asia Pacific gas.

Reserves replacement ratio is determined by taking the Company’s yearly incremental proved reserve additions divided by the yearly upstream gross production. The two-year average reserves replacement ratio for 2011 and 2012 was determined based on the sum of the Company’s 2011 and 2012 incremental proved reserves additions divided by the sum of the Company’s 2011 and 2012 upstream gross production. The estimates of reserves and resources for individual properties in this presentation may not reflect the same confidence level as estimates of reserves and resources for all properties, due to the effects of aggregation. The Company has disclosed its total reserves in Canada in its 2012 Annual Information Form dated March 8, 2013, which reserves disclosure is incorporated by reference herein.

Note to U.S. Readers

The Company reports its reserves and resources information in accordance with Canadian practices and specifically in accordance with National Instrument 51-101, “Standards of Disclosure for Oil and Gas Disclosure”, adopted by the Canadian securities regulators. Because the Company is permitted to prepare its reserves and resources information in accordance with Canadian disclosure requirements, it uses certain terms in this document, such as “best estimate contingent resources,” that U.S. oil and gas companies generally do not include or may be prohibited from including in their filings with the SEC.

All currency is expressed in Canadian dollars unless otherwise noted.